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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November, 2006

                        Commission File Number: 000-21742

                                  Acergy S.A.
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                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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Attached herewith as Exhibit 99.1 is a press release, dated November 29, 2006, whereby Acergy S.A. issued its Pre-Close Trading Update and Outlook ahead of results for the fourth quarter ended November 30, 2006, which are expected to be announced in mid-February 2007.

2006 PRE-CLOSE UPDATE

The group expects to meet its operational and financial objectives for the full year 2006. Net operating revenues of approximately $2.1 billion are anticipated from continuing operations or, $2.2 billion including the discontinued business in Acergy North America and Mexico.

The contribution from non-consolidated joint ventures is expected to be approximately $40 million for the full year. Sales, General & Administration costs will be around 7% of revenue.

For the discontinued business, the difficult operating environment in Trinidad continued and we do not expect to recover the losses incurred in the third quarter. The gain on the sale of assets associated with this activity will be shown as $35.1 million after tax for the full year.

Cash balances at year end are expected to be approximately $750 million, after capital expenditure of up to $250 million. Cash balances include the proceeds from the issuance of $500 million of convertible notes, completed on October 11, 2006, together with cash associated with advance billings from clients.

2007 OUTLOOK

Acergy will start the fiscal 2007 year with a backlog of approximately $2.5 billion, of which $1.5 billion is for execution in 2007. Full year revenues from continuing operations are expected to be in the region of $2.3 billion. The Greater Plutonio project, the largest by value in the history of the group, will be in the installation phase in 2007, and will produce increased volatility in our quarterly results.

The full year contribution from non-consolidated joint ventures is expected to be broadly in line with that for 2006. Depreciation and amortisation charges will be approximately $90 million, compared to $60 million in 2006. The increase is due to the addition of new assets to the fleet. The effective tax rate for 2007, depending on the mix of tax jurisdictions, is expected to be between 27% and 30%.

The capital expenditure (capex) commitment planned for 2007 is expected to be approximately $150 million. This is made up of $75 million in relation to ongoing maintenance capex and approximately $75 million for growth capex. Including the expected carry forward from the 2006 program, the cash expenditure for 2007 is anticipated to be $235 million. These numbers also exclude any major strategic capex or capex specifically related to outstanding or future tenders.

The demand for subsea construction services is expected to be strong in our businesses in Northern Europe and Canada, Africa and the Mediterranean, South America and Asia and the Middle East. Our North America and Mexico business will continue to support cross-regional projects on a profit sharing basis. The level of tendering for new work is expected to continue at the very high levels that we have seen in 2006. We expect several of the large deepwater projects for West Africa, which were tendered in 2006, will lead to awards in the first half of 2007.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of
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the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements: Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: December 1, 2006                            By:    /s/ Stuart Jackson
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                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer